June 14, 2016
LEE POLSON
(512) 499-3626
Direct Fax (512) 536-5719
Lee.Polson@strasburger.com

VIA EDGAR AND
FEDERAL EXPRESS

Suzanne Hayes
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE:	Texas Republic Capital Corporation Registration Statement on Form10 File No. 000-55621

Attention:	Mary Beth Breslin

Dear Ms. Breslin:

On behalf of our client, Texas Republic Capital Corporation, we are responding to your letter dated May 28, 2016, regarding the Company’s registration statement under the Exchange Act on Form 10.  Today we are filing with the Commission via EDGAR Amendment No. 1 to the registration statement.  The numbered responses in this letter correspond to the numbered comments in your May 28 letter.  We also enclose (via Federal Express) five copies of Amendment No. 1, marked to show changes from the original Form 10 filing and keyed to our comment responses in the right margin.  Page references in this letter are to Amendment No. 1 as filed via EDGAR.

General

1.
Please note that pursuant to Exchange Act Section 12(g)(1), this registration statement on Form 10 becomes effective automatically 60 days after its initial filing.  You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10.  If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically.

Suzanne Hayes
June 14, 2016

Response:  We intend to complete the review process as soon as practicable.  We understand our requirement to file a 10-Q for the quarter ending June 30, 2016 and to file a 10-Q, 10-K, and 8-K reports as required thereafter.

Business
General Development of Business

2.
We note your statement that “The Company was incorporated on May 15, 2012, for the primary purpose of forming and/or acquiring a life insurance company or insurance related companies and the formation of financial service businesses.” If it is your plan to operate a financial services business other than the insurance and related businesses described in your filing, please describe the additional planned financial service business.

Response:  We currently have no plans to operate other financial services businesses outside of the insurance business described in the Form 10.  We have deleted reference to “the formation of financial service businesses” from the business description on page 1.

Texas Republic Life Insurance Company

3.
We note your statement regarding your proposed administrative services agreement that “Under the terms of the contract, TRLIC will pay the greater of policy administration and new business fees or a monthly minimum.” Please clarify how policy administration and new business fees will be determined.

Response: See page 1. We added the following description of the administrative and new business fees.

The Company expects that TRLIC will enter into an administrative services agreement with Investors Heritage Life Insurance Company “IHLIC”). IHLIC also provides a variety of services to unaffiliated life insurance companies. IHLIC was founded in 1960 and is licensed to transact life and health insurance business in 30 states. Under the terms of the proposed agreement, IHLIC will provide services that include underwriting, actuarial, policy issue, accounting, claims processing and other services incident to the operations of TRLIC.  The agreement will be effective for a period of five (5) years.  The final terms of the agreement have not been determined, but the Company expects that TRLIC will pay the following fees, subject to a minimum monthly fee of about $13,750:

•	administrative fees annually on a per policy basis depending on policy status, such as whether policies are currently paying premiums, are paid up or non

Suzanne Hayes
June 14, 2016

paying, and whether they have special features such as flexible premiums or annuity features; and
•	new business fees on newly written policies on a per policy basis.

The administrative, new business and minimum fees likely will be subject to annual fee increases based on an index such as the consumer price index.  In addition, TRLIC will pay direct expenses such as mailing, telephone, printing and travel.  The company may also pay consulting fees for preparation of reports such as Form 10-K and 10-Q reports to the SEC and compliance with other financial and reporting obligations. The administrative services agreement may be terminated by either party with at least 180 days’ notice before termination.

Investments

4.
We note your disclosure on page 13 that “Investment services to be provided by First Trinity include purchase of receivables and consulting with the Company on investments in mortgage loans.” However, your current disclosure indicates that you invest in investment-grade bonds and money market accounts. Please expand your disclosure to describe your investments and investment strategy with respect to mortgage loans and any other mortgage-related products.

Response:  See page 14.  The Company has decided not to invest in mortgage loans for the foreseeable future and has deleted reference to mortgage loan investments from the Form 10.  See Response to Comment 10.  The Company and TRLIC will invest in publicly traded, investment grade bonds and money market investments.

Government Regulation

5.
We note your statement that “rates for life insurance do not have to be approved by regulatory authorities and there are no rate increases for life insurance.” Please clarify the statement, “there are no rate increases for life insurance,” and if material, please explain how this will be significant to you.

Response: See page 4. We clarified this statement as follows.

Applications for insurance and policy forms must be filed and approved~~; however, rates for life insurance do not have to be approved and there are no rate increases for life insurance~~. This process takes approximately 30 days.  Premium rates for life insurance are not required to be approved by regulatory authorities.

Suzanne Hayes
June 14, 2016

6.           Please describe the current status of your application with the Texas Department of Insurance.
Response: See page 4. We revised the beginning of the Government Regulation section as follows:

We applied to the TDI for a certificate of authority for TRLIC in February 2016, and the application remains pending.  When the certificate of authority is approved, TRLIC will be subject to regulation and supervision by the TDI.

Identification of Directors and Executive Officers

7.
For each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Regulation S-K Item 401(e)(1).

Response: See pages 10-12. We have added reasons for the board’s conclusion about the qualifications of each director to their biographic information.

Compensation of Directors

8.
We note your statement that “Any stock option plan will comply fully with the North American securities Administrators Association’s Statement of Policy Regarding Options and Warrants.”  Please explain the significance for investors of your adherence to such policy.

Response: See page 14. We revised the discussion of the NASAA Policy on Options and Warrants as follows:

Any stock option plan will comply fully with the North American Securities Administrator’s Association’s Statement of Policy Regarding Options and Warrants, which requires that the exercise price of options and warrants may not be less than 85% of the fair market value of the underlying stock on the date of grant.  To comply with Internal Revenue Code provisions regarding deferred compensation, the Company will not grant options or warrants to officers, directors, employees or consultants at an exercise price of less than the fair market value of the underlying stock on the date of the grant.

Suzanne Hayes
June 14, 2016

Certain Relationships and Related Transactions, and Director Independence

9.
Please disclose the information required by Regulation S-K Item 404(d) regarding your agreements with First Trinity Financial Corporation, or advise us why you are not required to disclose such information.

Response: No disclosure under S-K 404(d) is required because the Company did not exceed the minimum threshold amounts.

10.
We note your disclosure on page 13 that you operate on the same basic business plan as First Trinity, but you do not compete directly in your proposed area of operations in Texas.  Please revise to clarify whether you will compete with First Trinity with respect to investment opportunities and, if so, discuss the potential conflict of interest due to the ongoing relationship between your officers and First Trinity and to their fiduciary duty as your officers and directors.  In this regard, we note Exhibit 10.2 provides that “First Trinity will submit residential mortgage loans for potential purchase to Texas Republic.  First Trinity will review each loan individually before submission to Texas Republic but Texas Republic will need to complete its own due diligence.” Additionally, please expand the “Investments” section of your document on page 3 to explain how potential investments are assigned to you or to First Trinity.

Response:  See page14.  Since filing the Form 10, Texas Republic has determined not to purchase mortgage loans from First Trinity for the foreseeable future.  It has not purchased and will not purchase any mortgage loans under the Mortgage Loan Purchasing Agreement (Exhibit 10.2).  We revised Item 7 of the amended registration statement to delete reference to these arrangements.

We added the following paragraph under Certain Relationships, page 14, to describe the Company’s policy on avoiding conflicts between First Trinity and the Company in making investment decisions.

The general investment policies of the Company and TRLIC on one hand, and of First Trinity and its insurance subsidiaries on the other hand, are similar in that the companies will invest in bonds and money market investments.  Because First Trinity is a much larger company which usually invests in much larger increments than the sums expected to be available for investment by the Company and TRLIC in the foreseeable future, the Company does not expect its investment opportunities to overlap with those of First Trinity and its subsidiaries.  In addition, First Trinity employs an investment officer who will not make investment decisions for the Company and TRLIC.  Finally, investments by the Company and TRLIC must be approved by an investment committee to be comprised of Mr. Lay, Mr. Zahn, Mr. Mitchell, and

Suzanne Hayes
June 14, 2016

Mr. Braley.  To the extent that investment opportunities may be available to the Company and TRLIC which are also being considered by First Trinity, Mr. Zahn and Mr. Lay will abstain from participating in those investment decisions for the Company and TRLIC, and the investments will be brought before the board of directors for approval.

Exhibits

11.
Please ensure that you have filed complete versions of your exhibits. In this regard, we note numerous exhibits are neither dated nor signed. In addition, the schedules and attachments to several exhibits were not filed. Please refile dated and executed copies of your agreements filed under Item 601(b)(10) of Regulation S-K.

Response:

10.1. A conformed copy of the lease agreement is filed with the amended registration statement.

10.2, 10.3, and 10.4.  The Company has determined not to invest in mortgage loans under the consulting contract with First Trinity, and therefore Exhibits 10.2, 10.3 and 10.4 are no longer material agreements.  They have not been refiled.

10.5
The administrative services agreement has not been entered because TRLIC has not yet been formed.  When it is formed, we will file the executed agreement as an exhibit to the first filing where such agreements are required to be filed.

12.
Please file a list of all your subsidiaries, the state or other jurisdiction of incorporation or organization of each, and the names under which such subsidiaries do business. Please see Regulation S-K Item 601(b)(21).

Response: A list of subsidiaries is filed with the amended registration statement.

Financial Statements

13.	Please amend your filing to include a signed audit report as required by Rule 2-02 of Regulation S-X.

Response: A signed audit report is included in the amended registration statement.

* * *

Suzanne Hayes
June 14, 2016

On behalf of the Company, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Lee Polson

Lee Polson